                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 3



                       Applied Analytical Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    037939105
                  --------------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 28, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               2,853,678
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               2,853,678

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,853,678

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           16.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 2 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               2,853,678
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               2,853,678

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,853,678

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           16.5%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               1,428,549
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               1,428,549

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,428,549

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           8.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 4 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               1,428,549
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               1,428,549

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,428,549

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           8.2%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 5 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II Offshore, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Cayman Islands
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               567,908
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               567,908

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           567,908

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 6 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors II, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               567,908
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               567,908

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           567,908

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 7 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners II (Germany) Civil Law Partnership
           (with limitation of liability)
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               52,691
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               52,691

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           52,691

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 8 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co. oHG

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Germany
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               52,691
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     10.   Shared Dispositive Power
       With:
                               52,691

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           52,691

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 9 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street Fund 1995, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               107,132
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               107,132

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           107,132

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.6%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 10 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Bridge Street Fund 1995, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               120,552
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               120,552

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           120,552

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           0.7%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 11 of 36 pages

-----------------------
  CUSIP No. 037939105
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street 1995, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               227,684
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               227,684

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           227,684

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.3%

------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 12 of 36 pages

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                       APPLIED ANALYTICAL INDUSTRIES, INC.


     GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Stone Street Fund 1995, L.P. ("1995 Stone") and Bridge Street Fund 1995, L.P. ("1995 Bridge" and together with GSCP, GSCP II Offshore, GSCP II Germany and 1995 Stone, the "Limited Partnerships"), Stone Street 1995, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, GS Advisors II, GS oHG, Stone GP and the Limited Partnerships, the "Filing Persons")/(1) hereby amend and supplement the statement on Schedule 13D filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Applied Analytical Industries, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 2 thereto filed November 18, 1998 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Common Stock through the Limited Partnerships. Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaims beneficial ownership of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed, for purposes of this Statement, to beneficially own from time to time Common Stock acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 3 is being filed to report a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by certain of the Filing Persons, which change was as a result of an increase in the number of shares of Common Stock reported to be outstanding by the Company and a decrease in the number of shares of Common Stock held in Managed Accounts.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 13 of 36 pages

Item 1 is hereby amended and restated as follows:

Item 1.  Security and Issuer.
         -------------------

     This Statement on Schedule 13D relates to the  Common Stock of the Company.

     The principal executive offices of the Company are located at 2320 Scientific Park Drive, Wilmington, North Carolina 28405.


Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.
         ------------------------

     Each of GSCP, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company and the successor by merger to GS Advisors, L.P., is the sole general partner of GSCP. GS Advisors II, a Delaware limited liability company and the successor to GS Advisors II (Cayman), L.P., is the sole general partner of GSCP II Offshore. GS oHG is the sole managing partner of GSCP II Germany. 1995 Stone and 1995 Bridge, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Stone GP, a Delaware limited liability company and the successor by merger to Stone Street Value Corp., is the sole general partner of 1995 Stone and the sole managing general partner of 1995 Bridge. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of GS Group. Goldman Sachs also serves as the investment manager for GSCP, GSCP II Offshore and GSCP II Germany and is the manager of each of GS Advisors, GS Advisors II and Stone GP. As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GSCP II Offshore, GSCP II Germany and GS oHG), is 85 Broad Street, New York, NY 10004. The principal business address of GSCP II Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in the amended
Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors and GS Advisors II are set forth in Schedule II-A-i hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors and GS Advisors II on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone GP are set forth in Schedule II-B-i hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone GP on behalf of Goldman Sachs, are set forth in Schedule II-B-ii hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in the amended Schedule II-C hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.



                               Page 14 of 36 pages

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The Filing Persons have entered into a Joint Filing Agreement, dated as of March 30, 2000, a copy of which is attached as an exhibit hereto.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     No transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from January 28, 2000 through March 28, 2000.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of March 28, 2000, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 1,428,549 shares of Common Stock, representing in the aggregate approximately 8.2% of the shares of Common Stock reported to be outstanding in the Company's Preliminary Proxy Statement on
Schedule 14A filed on March 28, 2000 (the "Proxy Statement").

     As of March 28, 2000, GSCP II Offshore beneficially owned, and GS Advisors II may be deemed to have beneficially owned, an aggregate of 567,908 shares of Common Stock, representing in the aggregate approximately 3.3% of the shares of the Common Stock reported to be outstanding in the Proxy Statement.

     As of March 28, 2000, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 52,691 shares of Common Stock, representing in the aggregate approximately 0.3% of the shares of the Common Stock reported to be outstanding in the Proxy Statement.

     As of March 28, 2000, 1995 Stone beneficially owned an aggregate of 107,132 shares of Common Stock, representing in the aggregate approximately 0.6% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of March 28, 2000, 1995 Bridge beneficially owned an aggregate of 120,552 shares of Common Stock, representing in the aggregate approximately 0.7% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of March 28, 2000, Stone GP may be deemed to have beneficially owned an aggregate of 227,684 shares of Common Stock, which are owned by 1995 Stone and 1995 Bridge as described above, representing in the aggregate approximately 1.3% of the shares of Common Stock reported to be outstanding in the Proxy Statement.

     As of March 28, 2000, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 2,853,678 shares of Common Stock, including (i) 2,276,832 shares of Common Stock beneficially owned by the Limited Partnerships as described above, (ii) 97 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (iii) 576,749 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 16.5% of the shares of Common Stock reported to be outstanding in the Proxy Statement. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.



                               Page 15 of 36 pages

     None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, beneficially owns any Common Stock other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Shares beneficially owned by such Filing Person as indicated in pages 2 through 12 above.

     (c) No transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the period from January 28, 2000 through March 28, 2000.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by any Filing Person.



                               Page 16 of 36 pages

Item 7 is hereby amended as follows:

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.        Exhibit
-----------        -------

  99.1 Joint Filing Agreement, dated March 30, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners II (Germany) Civil Law Partnership, GS Advisors, L.L.C., GS Advisors II, L.L.C., Goldman, Sachs & Co. oHG, Stone Street Fund 1995, L.P., Bridge Street Fund 1995, L.P. and Stone Street 1995, L.L.C.

  99.2 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

  99.3 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

  99.4 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners II, L.P.

  99.5             Power of Attorney,   dated  Janaury 31, 2000,  relating to GS
                   Capital Partners II Offshore, L.P.

  99.6 Power of Attorney, dated December 21, 1998, relating to GS Capital Partners II (Germany) Civil Law Partnership.

  99.7             Power of  Attorney,  dated  February 1, 2000,  relating to GS
                   Advisors, L.L.C.

  99.8 Power of Attorney, dated February 1, 2000, relating to GS Advisors II, L.L.C.

  99.9 Power of Attorney, dated March 28, 2000, relating to Goldman, Sachs & Co. oHG

  99.10 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1995, L.P.

  99.11 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1995, L.P.

  99.12 Power of Attorney, dated December 16, 1999, relating to Stone Street 1995, L.L.C.



                               Page 17 of 36 pages


                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 30, 2000

GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.              GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II OFFSHORE, L.P.     GS ADVISORS II, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GOLDMAN, SACHS & CO. OHG                  GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
                                          (with limitation of liability)

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1995, L.P.              BRIDGE STREET FUND 1995, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1995, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


                               Page 18 of 36 pages

                                                SCHEDULE I
                                                ----------

              The name of each director of The Goldman Sachs Group, Inc. is set forth below.

              The business address of each person listed below except  John L. Thornton,  Sir John Browne,
         James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY  10004.  The
         business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England.  The business address of Sir John Browne is  BP Amoco plc,  Brittanic House,  1 Finsbury Circus,  London  EC2M,
         England.  The business address of  James A. Johnson  is  Fannie Mae,  3900 Wisconsin  Avenue  NW,
         Washington, D.C.  20016.  The business address of  John H. Bryan  is  Three First National Plaza,
         Chicago,  IL  60602-4260.  The business address of  Ruth J. Simmons  is  Office of the President,
         Smith College, College  Hall  Room 20,  Northhampton, MA  01063.  Each person is a citizen of the
         United States of America except for Sir John Browne,  who is a  citizen of  the  United  Kingdom.
         The present principal occupation or employment of each of the  listed persons is set forth below.


         Name                    Present Principal Occupation
         -------------------------------------------------------------------------------------------------
         Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of  The Goldman Sachs Group, Inc.

         Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

         John A. Thain           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         John L. Thornton        President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         Sir John Browne         Group Chief Executive of BP Amoco plc

         James A. Johnson        Chairman of the Executive Committee of the Board of Fannie Mae

         John H. Bryan           Chairman and Chief Executive Officer of Sara Lee Corporation

         Ruth J. Simmons         President of Smith College

         John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.


                                           Page 19 of 36 pages

                                              SCHEDULE II-A-i
                                              ---------------

         The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C.,  the sole general partner of  GS Capital Partners II, L.P.,  and the name, position and  present principal occupation of each  executive officer of  GS Advisors II, L.L.C.,  the sole  general partner of  GS Capital Partners II Offshore,
L.P., are set forth below.

         The  business  address for all the  executive officers listed below except  Barry S. Volpert  is  85 Broad
Street,  New York, New York  10004.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB,
England.

         All executive officers listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Esta E. Stecher                         Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Patrick P. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Sarah Smith                             Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Dan H. Jester                           Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine L. Nissenbaum                 Vice President                         Vice President of Goldman, Sachs & Co.


                                           Page 20 of 36 pages

                                          SCHEDULE II-A-ii
                                          ----------------

     The name and  principal occupation of each member of the  Principal Investment Area Investment Committee of
Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing  GS Advisors, L.L.C. and
GS Advisors II, L.L.C., are set forth below.

     The  business address for each member listed below except Gene T. Sykes, Richard Sharp and Barry S. Volpert is  85 Broad Street, New York, New York  10004.  The business address of  Gene T. Sykes is  2765 Sand Hill Road,
Menlo Park, CA  94025.  The business address of  Richard Sharp and  Barry S. Volpert is 133 Fleet Street, London
EC4A 2BB, England.

     All members listed below except  Richard S. Sharp and Sanjeev K. Mehra are United States citizens.  Richard
S. Sharp is a citizen of the United Kingdom and Sanjeev K. Mehra is a citizen of India.


Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Robin Neustein                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                           Managing Director of Goldman, Sachs & Co.

Henry Cornell                           Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                        Managing Director of Goldman Sachs International

Barry S. Volpert                        Managing Director of Goldman Sachs International

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                        Managing Director of Goldman, Sachs & Co.


                                        Page 21 of 36 pages

                                           SCHEDULE II-B-i
                                           ---------------

     The name,  position and present  principal occupation of each executive officer of  Stone Street 1995, L.L.C., the sole general partner of  Stone Street Fund 1995, L.P.  and the managing  general partner of  Bridge Street Fund
1995, L.P., are set forth below.

     The business address for each of the executive officers listed below is  85 Broad Street,  New York,  New York
10004.

     All executive officers listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      President                               Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                          Vice President                          Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Vice President                          Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Vice President/Treasurer                Managing Director of Goldman, Sachs & Co.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

Patrick P. Mulvihill                    Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Sarah Smith                             Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli                 Vice President                          Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

John E. Bowman                          Vice President                          Vice President of Goldman, Sachs & Co.

Katherine L. Nissenbaum                 Vice President                          Vice President of Goldman, Sachs & Co.


                                        Page 22 of 36 pages

                                          SCHEDULE II-B-ii
                                          ----------------

     The name and  principal occupation of each member of the  Stone  Street  Investment  Committee of  Goldman,
Sachs & Co., which exercises the authority of  Goldman, Sachs & Co. in managing  Stone Street 1995, L.L.C.,  are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York  10004.

     All members listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.


Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.


                                        Page 23 of 36 pages

                                              SCHEDULE II-C
                                              -------------

     The name, position and  present principal occupation of each  executive officer and  director of  Goldman,
Sachs & Co. Finanz GmbH  which is the sole managing general partner of  Goldman, Sachs & Co. oHG  are set forth below.

     The  business address for each of the  executive officers and  directors listed  below is MesseTurm, 60308
Frankfurt am Main, Germany.

     Of the directors and executive officers listed below,  Stefan J. Jentzsch, Timothy C. Plaut and  Alexander
C. Dibelius  are citizens of  Germany,  Gregory T. Hoogkamp and  Daniel W. Stanton  are citizens of the  United
States and Rudolf W. Ferscha is a citizen of Austria.


Name                                    Position                               Present Principal Occupation
-----------------------------------------------------------------------------------------------------------

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Gregory T. Hoogkamp                     Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Rudolf W. Ferscha                       Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Timothy C. Plaut                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Daniel W. Stanton                       Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Alexander C. Dibelius                   Managing Director                       Managing Director of Goldman, Sachs & Co. oHG


                                           Page 24 of 36 pages

                                                                  Exhibit (99.1)


                             JOINT FILING AGREEMENT

     In  accordance  with  Rule 13d-1(k)(1)  promulgated  under  the  Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Applied Analytical Industries, Inc.
and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Date:  March 30, 2000

GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II, L.P.              GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS II OFFSHORE, L.P.     GS ADVISORS II, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GOLDMAN, SACHS & CO. OHG                  GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
                                          (with limitation of liability)

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1995, L.P.              BRIDGE STREET FUND 1995, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1995, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


                               Page 25 of 36 pages

                                                                  Exhibit (99.2)

                                POWER OF ATTORNEY


     This power of attorney will expire on December 31, 2000.

     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 1998.


GOLDMAN, SACHS & CO.

By: The Goldman, Sachs & Co. L.L.C.


By:/s/ Robert J. Katz
---------------------------------
Name:  Robert J. Katz
Title: Executive Vice President



                              Page 26 of 36 pages

                                                                  Exhibit (99.3)



                                POWER OF ATTORNEY


     This power of attorney will expire on May 31, 2001.

     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 7, 1999.


THE GOLDMAN SACHS GROUP, INC.



By:/s/ Robert J. Katz
---------------------------------
Name:  Robert J. Katz
Title: Executive Vice President and General Counsel



                              Page 27 of 36 pages

                                                                  Exhibit (99.4)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS II, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of Janaury 31, 2000.


GS CAPITAL PARTNERS II, L.P.

By: GS Advisors, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 28 of 36 pages

                                                                  Exhibit (99.5)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS II OFFSHORE, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of Janaury 31, 2000.


GS CAPITAL PARTNERS II OFFSHORE, L.P.

By: GS Advisors II, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 29 of 36 pages

                                                                  Exhibit (99.6)



                                POWER OF ATTORNEY


     This power of attorney will expire on December 31, 2000.

     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 1998.


GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP

By: The Goldman Sachs Group, L.P.
By: The Goldman Sachs Corporation


By:/s/ Robert J. Katz
---------------------------------
Name:  Robert J. Katz
Title: Executive Vice President



                              Page 30 of 36 pages

                                                                  Exhibit (99.7)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 1, 2000.


GS ADVISORS, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 31 of 36 pages

                                                                  Exhibit (99.8)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS II, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 1, 2000.


GS ADVISORS II, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 32 of 36 pages

                                                                  Exhibit (99.9)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. oHG, (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 28, 2000.


GOLDMAN, SACHS & CO. oHG


By:/s/ Andreas Kornlein                 By:/s/ Sabine Mock
---------------------------------       ---------------------------------
Name:  Andreas Kornlein                 Name:  Sabine Mock
Title: Executive Director               Title: Executive Director



                              Page 33 of 36 pages

                                                                 Exhibit (99.10)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1995, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET FUND 1995, L.P.

By: Stone Street 1995, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 34 of 36 pages

                                                                 Exhibit (99.11)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that BRIDGE STREET FUND 1995, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


BRIDGE STREET FUND 1995, L.P.

By: Stone Street 1995, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 35 of 36 pages

                                                                 Exhibit (99.12)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1995, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1995, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 36 of 36 pages